OMV Investor News

07027941

082-03809

SUPPL

Financial Calendar 2008

Financial events	Date*
Trading Statement Q4 2007 Publication: 8.00 CET	January 25, 2008
Results January–December and Q4 2007 Publication: 7.30 CET Results presentation: 11.30 CET	February 26, 2008
Publication of the Annual Report 2007	April 2008
Trading Statement Q1 2008 Publication: 8.00 CET	April 18, 2008
Results January–March 2008 Publication: 7.30 CET Results presentation: 11.30 CET	May 7, 2008
Record date for the AGM	May 7, 2008
Annual General Meeting (AGM) AUSTRIA CENTER VIENNA, Bruno-Kreisky-Platz 1, 1220 Vienna, 14.00 CET	May 14, 2008
Dividend ex date	May 19, 2008
Dividend payment date	May 20, 2008
Trading Statement Q2 2008 Publication: 8.00 CET	July 18, 2008
Results January–June and Q2 2008 Publication: 7.30 CET Results presentation: 11.30 CET	August 6, 2008
Trading Statement Q3 2008 Publication: 8.00 CET	October 20, 2008
Results January–September and Q3 2008 Publication: 7.30 CET Results presentation: 11.30 CET	November 6, 2008

*The dates shown above are subject to final confirmation.
The effective dates can be downloaded at our homepage:
www.omv.com > OMV Holding > Investor Relations > Events

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